UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO-A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

________________________

North American Galvanizing & Coatings, Inc.

(Name of Subject Company (Issuer))

Big Kettle Merger Sub, Inc. (Offeror)

AZZ incorporated (Offeror Parent)

(Name of Filing Person (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

65686Y109

(CUSIP Number of Class of Securities)

Dana L. Perry Vice President, Chief Financial Officer AZZ incorporated One Museum Place, Suite 500 3100 West 7th Street Fort Worth, Texas 76107 Telephone: (817) 810-0095	Copies to: S. Benton Cantey, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3559

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
125,654,572.50*	$8,959.17**

*

Estimated solely for purposes of calculating the Amount of Filing Fee. Calculated by multiplying the offer price of $7.50 per share by 16,753,943, the number of outstanding shares of common stock of North American Galvanizing & Coatings, Inc. as of February 28, 2010.

**

The Amount of Filing Fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued by the Securities and Exchange Commission on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

[ X ]      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,959.17	Filing Party: AZZ incorporated

Form or Registration No.: Schedule TO	Date Filed: May 7, 2010

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 7, 2010 (which, together with this Amendment, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by Big Kettle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), and by Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.50 per Share, net to the seller in cash and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 7, 2010 (which, together with the amendments and supplements described below and any subsequent amendments or supplements, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is filed solely for the following purposes: to publicly announce the extension of the expiration date of the Offer, to describe a memorandum of understanding relating to the settlement of certain litigation described in Item 11(a)(5) of the Schedule TO and to provide supplemental disclosure to the Schedule TO relating to Amendment No. 1 of the Agreement and Plan of Merger, dated as of June 7, 2010, by and among Purchaser, Parent and the Company. On June 7, 2010, Parent issued a press release regarding these matters, the full text of which is filed as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.

Items 1, 4 – 6, 8, 9 and 11.

The Offer to Purchase is hereby supplemented and amended as follows:

SUMMARY TERM SHEET

(1)  The response to Question 7 — “How long do I have to decide whether to tender in the Offer?” on page 2 of the Offer to Purchase is hereby amended and restated as follows:

“Unless the Offer is extended, you will have until 5:00 p.m., Central Daylight Saving Time, on Monday, June 14, 2010, to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.””

(2)  The response to Question 18 — “If I decide not to tender, how will the Offer affect my Shares?” on page 4 of the Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph of the response as follows:

“If the Merger described above takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer (subject to any appraisal rights properly exercised under Delaware law and the agreement of the Parent, the Purchaser and the Company regarding such rights described below in Section 12 — “Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights”), but such stockholders will only be paid once the Merger has occurred. Therefore, if you tender your Shares in the Offer, you will be paid earlier than if you wait until after the Merger to surrender your Shares. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Company’s common stock. Furthermore, the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of Offer on Market for Shares, Stock Market Quotation, and Exchange Act Registration.””

(3)  The response to Question 19 — “Will there be appraisal rights in connection with the Offer?” on page 5 of the Offer to Purchase is hereby amended and restated as follows:

“There are no appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not sold their Shares in the Offer will have appraisal rights under Delaware law. See Section 12 — “Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights.”

In connection with the settlement of the litigation described below in Section 17 — “Legal Proceedings,” the Parent, the Purchaser and the Company have agreed that they will not assert that a stockholder’s demand for appraisal is not timely under Section 262 of the Delaware General Corporation Law if such stockholder submits a written demand for appraisal within 30 calendar days of the special meeting of stockholders held to adopt the Merger Agreement (with any such deadline being extended to the following business day should the 30th day fall on a holiday or weekend) and such stockholder otherwise satisfies the requirements of Section 262. In addition, none of the Parent, the Purchaser nor the Company will assert that (i) a stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all stockholders if such petition is not filed within 120 days of the effective time of the Merger (the “Effective Time”) as long as such petition is filed within 150 days of the Effective Time, (ii) a stockholder may not withdraw such stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the Effective Time and (iii) a stockholder may not, upon written request, receive from the corporation surviving the Merger a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received (the “Appraisal Shares”) and the aggregate number of holders of such Appraisal Shares if such request is not made within 120 days of the Effective Time as long as such request is made within 150 days of the Effective Time.”

THE TENDER OFFER

(1)  The information set forth in Section 1 — “Terms of the Offer” on page 9 of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the section’s first paragraph with the following sentences:

“The term “Expiration Date” means 5:00 p.m., Central Daylight Saving Time, on June 14, 2010, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.”

(2)  The information set forth under the sub-heading “Discussions between the Parent and the Company” on pages 18 to 20 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph to the end of the subsection on page 20:

“▪

On June 7, 2010, in connection with the settlement of the litigation described below, the Parent, the Purchaser and the Company entered into an amendment to the Merger Agreement (“Amendment No. 1”). The Parent and the Purchaser have filed a copy of Amendment No. 1 as Exhibit (d)(5) to the Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer (as amended), and the following summary of Amendment No. 1 is qualified in its entirety by reference to the actual text of Amendment No. 1 as filed therewith.

(i)        None of the Parent, the Purchaser nor the Company will assert that a Stockholder’s demand for appraisal is not timely under Section 262 of the DGCL if such Stockholder submits a written demand for appraisal within 30 calendar days of the special meeting of Stockholders held to adopt the Merger Agreement (with any such deadline being extended to the following business day should the 30th day fall on a holiday or weekend) and such Stockholder otherwise satisfies the requirements of Section 262. In addition, none of the Parent, the Purchaser nor the Company will assert that (i) a Stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all Stockholders if such petition is not filed within 120 days of the Effective Time as long as such petition is filed within 150 days of the Effective Time, (ii) a Stockholder may not withdraw such Stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the Effective Time and (iii) a Stockholder may not, upon written request, receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received (the “Appraisal Shares”) and the aggregate number of holders of such Appraisal Shares if such request is not made within 120 days of the Effective Time as long as such request is made within 150 days of the Effective Time; and

(ii)        The Company shall release any third parties from, or waive any provisions of, any “standstill” or similar agreement in favor of the Company, and, notwithstanding any provision in the Merger Agreement to the contrary, the Company shall not be restricted by the provisions of the Merger

Agreement from contacting such third parties and informing them of the Company’s release from or waiver of such provisions.”

(3)  The information set forth under the sub-heading “Appraisal Rights” on page 32 of the Offer to Purchase is hereby amended and supplemented by amending and restating the last paragraph of the subsection on page 32 as follows:

“Subject to the immediately following paragraph, failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

In connection with the settlement of the litigation described below, the Purchaser, the Parent and the Company have agreed that they will not assert that a Stockholder’s demand for appraisal is not timely under Section 262 of the DGCL if such Stockholder submits a written demand for appraisal within 30 calendar days of the special meeting of Stockholders held to adopt the Merger Agreement (with any such deadline being extended to the following business day should the 30th day fall on a holiday or weekend) and such Stockholder otherwise satisfies the requirements of Section 262. In addition, none of the Parent, the Purchaser nor the Company will assert that (i) a Stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all Stockholders if such petition is not filed within 120 days of the Effective Time as long as such petition is filed within 150 days of the Effective Time, (ii) a Stockholder may not withdraw such Stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the Effective Time and (iii) a Stockholder may not, upon written request, receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares if such request is not made within 120 days of the Effective Time as long as such request is made within 150 days of the Effective Time.”

(4)  The information set forth in “Section 17. Legal Proceedings” on pages 36 to 37 of the Offer to Purchase is hereby amended and supplemented by amending and restating the last paragraph of the section on page 37 as follows:

“The Defendants have entered into a Memorandum of Understanding (the “Memorandum of Understanding”) with the plaintiffs in the Stockholder Complaints to settle all components of that litigation in all of the cases. Subject to approval by the Rogers County District Court in the Gibbs case noted above, the settlement includes (a) certification of a settlement class consisting of all record and beneficial holders of the Shares at any time from April 1, 2010 through and including the date of the closing of the Merger; (b) certain supplemental disclosures contained in an Amendment No. 1 to the Schedule 14D-9; (c) certain amendments to the Merger Agreement described herein; (d) extension of the Expiration Date from June 7, 2010 to June 14, 2010; (e) a release of all claims by class members against all Defendants arising from the Offer and subsequent Merger; (f) orders or judgments of dismissal with prejudice in all cases comprising the litigation; (g) an attorneys’ fee, including expenses for plaintiffs’ counsel, of $500,000; and (h) further terms, all as detailed in the Memorandum of Understanding. The above summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, which has been filed as Exhibit (a)(5)(A) of the Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer (as amended) and is incorporated herein by reference.

The Memorandum of Understanding provides that the Defendants each have denied, and continue to deny, that they have committed, attempted to commit, or aided and abetted the commission of, any violation of law or engaged in any of the wrongful acts alleged in the Stockholder Complaints, and expressly maintain that they have diligently and scrupulously complied with their fiduciary duties and other legal duties and are entering into the Memorandum of Understanding solely to eliminate the burden and expense of continued litigation. Notwithstanding their belief that the allegations are without merit, in order to eliminate the litigation burden and expense, the Defendants have concluded that it is desirable that the Stockholder Complaints be settled on the terms reflected in the Memorandum of Understanding, and the Company has agreed to make certain additional disclosures set forth in an Amendment No. 1 to the Schedule 14D-9 without agreeing that any of such disclosures are material and despite denying that the previous disclosures were inadequate.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(I)  Press Release Issued by Parent on June 7, 2010.

(a)(5)(A)  Memorandum of Understanding dated June 7, 2010 relating to the settlement of the litigation described in Item 17 of this Schedule TO (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 7, 2010).

(d)(5)  Amendment No. 1 to Agreement and Plan of Merger, dated as of June 7, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and North American Galvanizing & Coatings, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG KETTLE MERGER SUB, INC.

By /s/ Dana L. Perry

____________________________________

Name: Dana L. Perry

Title: Vice President

AZZ INCORPORATED

By /s/ Dana L. Perry

____________________________________

Name: Dana L. Perry

Title: Senior Vice President for Finance and Chief Financial Officer

Dated: June 7, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 7, 2010.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)	Press release issued by Parent on April 1, 2010 (incorporated by reference to Exhibit 99.1 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(a)(1)(E)*	Form of summary advertisement, published May 7, 2010.

(a)(1)(F)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Press Release Issued by Parent on May 7, 2010.

(a)(1)(I)**	Press Release Issued by Parent on June 7, 2010.

(a)(5)(A)

Memorandum of Understanding dated June 7, 2010 relating to the settlement of the litigation described in Item 17 of this Schedule TO (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on June 7, 2010).

(d)(1)

Agreement and Plan of Merger, dated as of March 31, 2010, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(d)(2)

Stockholders Agreement, dated as of March 31, 2010, among Parent, Purchaser and certain stockholders of the Company identified therein (incorporated by reference to Exhibit 2.2 to Parent’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2010).

(d)(3)*	Confidentiality Agreement between the Company and Parent, dated July 22, 2008.

(d)(4)*	Amendment to Confidentiality Agreement between the Company and Parent, dated February 3, 2010.

(d)(5)**	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 7, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and North American Galvanizing & Coatings, Inc.

*	Previously filed as exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Purchaser and Parent on May 7, 2010 and incorporated herein by reference.
**	Filed herewith.